Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31, 2013
			Year Ended December 31,
(dollars in thousands)			2012		2011		2010		2009		2008
	(unaudited)

Fixed charges:
Interest expense	$5,695		$30,138		$4,067		$218		$2,141		$1,762
Amortization of debt discount	99		1,148		165		—		—		—
Capitalized interest	771		2,914		599		170		169		182
Rent expense (interest factor)	837		3,332		3,185		2,240		2,052		1,716

Total fixed charges	$7,402		$37,532		$8,016		$2,628		$4,362		$3,660

Earnings available for fixed charges:
Income from continuing operations before income taxes	$53,405		$243,100		$204,711		$206,310		$192,008		$221,337
Add: fixed charges	7,402		37,532		8,016		2,628		4,362		3,660
Less: capitalized interest	(771)		(2,914)		(599)		(170)		(169)		(182)

Total earnings available for fixed charges	$60,036		$277,718		$212,128		$208,768		$196,201		$224,815

Ratio of earnings to fixed charges	8.11	x	7.40	x	26.46	x	79.44	x	44.98	x	61.42	x